THE STEELPATH MLP FUNDS TRUST
AMENDED AND RESTATED SERVICE PLAN
CLASS A SHARES

SCHEDULE A

As noted in paragraph 1 of the attached Plan, the following Funds have adopted The SteelPath MLP Funds Trust Amended and Restated Service Plan for Class A shares:

SteelPath MLP Income Fund

SteelPath MLP Alpha Fund

SteelPath MLP Select 40 Fund

SteelPath MLP Alpha Plus Fund
SteelPath MLP and Infrastructure Debt Fund

The Board has not authorized the payment of a fee hereunder.

Dated:  October 14, 2011